SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

TECUMSEH PRODUCTS COMPANY

(Name of Issuer)

Class B Common Stock, $1.00 par value

(Title of Class of Securities)

878895 10 1

(CUSIP Number)

Alan Singer, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street

Philadelphia, PA 19103-2921

(215) 963-5224

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

(Page 1 of 4 Pages)

CUSIP No. 878895 10 1	SCHEDULE 13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS John H. Reilly, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 490,864 Shares
	8	SHARED VOTING POWER 0 Shares
	9	SOLE DISPOSITIVE POWER 490,864 Shares
	10	SHARED DISPOSITIVE POWER 0 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 490,864 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 878895 10 1	SCHEDULE 13D	Page 3 of 4 Pages

This Amendment No. 3 amends the Schedule 13D filed by John H. Reilly, Jr. (the “Reporting Person”) with respect to the Class B Common Stock, $1.00 par value (the “Class B Common Stock”), of Tecumseh Products Company (the “Issuer”).

Item 5.	Interest in Securities of the Issuer.

The Reporting Person beneficially owns 490,864 shares of Class B Common Stock (9.7% of the Issuer’s issued and outstanding Class B Common Stock, based upon information set forth in the Issuer’s Form 10-Q for the quarter ended September 30, 2009, indicating that 5,077,746 shares of Common Stock were issued and outstanding on October 31, 2009). The Reporting Person has sole voting and investment power with regard to all 490,864 shares of Class B Common Stock that he beneficially owns.

Following the filing of Amendment No. 2 to the Reporting Person’s Schedule 13D, the Reporting Person effected the following purchases of Class B Common Stock.

Date	No. of Shares	Price Per Share*
September 2, 2009	600	$11.49
September 2, 2009	8,200	$11.50
September 24, 2009	600	$12.00
September 25, 2009	10,491	$12.00
December 18, 2009	614	$11.57
January 15, 2010	5,000	$11.80
January 20, 2010	4,950	$11.75
January 22, 2010	3,200	$10.61
January 22, 2010	1,800	$10.75
January 26, 2010	5,000	$11.60
January 27, 2010	200	$11.29
January 27, 2010	4,800	$11.30
February 1, 2010	4,005	$11.25
February 1, 2010	995	$11.14
February 1, 2010	3,000	$11.30
* Rounded to nearest $.01.

All transactions were effected in the public trading markets.

CUSIP No. 878895 10 1	SCHEDULE 13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ JOHN H. REILLY, JR.
John H. Reilly, Jr.

Date: February 3, 2010